300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 phone 604-985-2572 fax 604-980-0731

December 15, 2006

April Sifford, Branch Chief Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated December 7, 2006, regarding

Miramar Mining Corporation

Form 40-F for Fiscal Year Ended December 31, 2005

Filed April 3, 2006

File No. 001-31436

Dear Ms. Sifford:

This letter responds to the staff’s comments set forth in the December 7, 2006 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Form 40F for the Fiscal Year Ended December 31, 2005

Note 15, Commitments and contingencies, page 72

STAFF COMMENT NO. 1:

We note your response to comment 5 of our letter dated September 27, 2006 where you write: “...the occurrence of a confirming event [the January 2006 Notice of Confirmation from the CRA] that a liability had been incurred by Miramar was not determinable at December 31, 2005.” It appears to us that the January 2006 Notice of Confirmation represents a subsequent event that provides additional evidence relating to conditions that existed at December 31, 2005. As such, a liability should be recorded for the contingent loss at December 31, 2005. Please revise your financial statements accordingly, or advise us why you do not believe such revision is required. Refer to CICA 3820.06 for additional guidance.

December 15, 2006

MIRAMAR RESPONSE:

In our assessment of the contingent liability associated with this matter, Miramar did consider the January 2006 Notice of Confirmation from the CRA and based on guidance from external legal counsel, Miramar concluded that it was still not likely that a determinable contingent loss existed at December 31, 2005. Pursuant to CICA 3290.12, the criteria for recognition were not met. Accordingly, the existence of the contingent loss was disclosed in the consolidated financial statements in accordance with CICA 3290.15.

To clarify, the January 2006 Notice of Confirmation from CRA does not represent a confirming event of a liability, rather, it is a notice to the company that the CRA will not be revising its re-assessment. Miramar believes that its estimate of the fair market value of the original transaction is defensible as it was supported by an independent valuation. Based on guidance from external legal counsel, Miramar will continue to pursue its option to take the matter to the appropriate tax court. Therefore, in accordance with guidance in CICA 3290.15 and CICA 3820.06, Miramar does not propose to revise its financial statements for this contingent liability as we believe that the appropriate accounting has been made.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-985-2572.

Sincerely,

/s/ Elaine Bennett
Elaine Bennett

VP and Controller

Miramar Mining Corporation